UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

Loxo Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

548862101
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 12th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548862101	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,028,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,028,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 548862101	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,028,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,028,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 548862101	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,028,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,028,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 548862101	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,028,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,028,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,028,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,028,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,028,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,028,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 8 of 15

Item 1.	Security and Issuer.

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, $0.0001 par value (the “Shares”), of Loxo Oncology, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 281 Tresser Blvd., 9th Floor, Stamford, CT 06901.

The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G in accordance with Rule 13d-1(d), dated February 2, 2015 and amended February 5, 2016.  This Schedule 13D reports the acquisition by the Reporting Persons of an aggregate of more than 2% of the Issuer’s outstanding common stock during the past 12 months.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Aisling Capital III, LP (“Aisling”);

(ii) Aisling Capital Partners III, LP (“Aisling Partners”), the general partner of Aisling;

(iii) Aisling Capital Partners III LLC (“Aisling Partners GP”), the general partner of Aisling Partners;

(v) Mr. Dennis Purcell, a managing member of Aisling Partners GP;

(vi) Mr. Steven Elms, a managing member of Aisling Partners GP; and

(vi) Mr. Andrew Schiff, a managing member of Aisling Partners GP (together with Messrs. Purcell and Elms, the “Managers”).

(b) The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 12th Floor, New York, New York 10106.

(c) Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time. Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners. The principal occupation of each of Messrs. Purcell, Elms and Schiff are as the Managers of Aisling Partners GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Act, Aisling Partners, Aisling GP, Messrs. Elms, Purcell and Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

CUSIP No. 548862101	SCHEDULE 13D	Page 9 of 15

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Aisling and Aisling Partners is a Delaware limited partnership. Aisling Partners GP is a Delaware limited liability company. Each of Steven Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 4,028,920 Shares, consisting of (i) 2,850,709 Shares issued upon the conversion of (x) 2,343,749 shares of Series A Convertible Preferred Stock of the Issuer and (y) 506,960 shares of Series B Convertible Preferred Stock of the Issuer at the closing of the Issuer’s initial public offering of Common Stock (“IPO”) on August 6, 2014, (ii) 188,707 Shares, which were acquired on July 3, 2013 and (iii) 989,504 Shares, which were acquired at various times following the IPO at various prices. The source of the purchase price for the Common Stock was capital contributions from the partners of Aisling. No borrowed funds were used in the purchase of the Common Stock.

Item 4.	Purpose of Transaction.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D.

CUSIP No. 548862101	SCHEDULE 13D	Page 10 of 15

Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock that the Reporting Persons now own or may hereafter acquire, to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer, including Mr. Elms, who is a director of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported as owned by each Reporting Person is based on 21,616,960 Shares of the Issuer’s Common Stock issued and outstanding immediately following the May 2016 Offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016, assuming exercise in full by the underwriters in such offering of their option to purchase 251,250 Shares. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 4,028,920 Shares, constituting approximately 18.6% of the outstanding Shares.

CUSIP No. 548862101	SCHEDULE 13D	Page 11 of 15

(b) (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 4,028,920 Shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 4,028,920 Shares beneficially owned by the Reporting Persons.

(c) On May 17, 2016, Aisling acquired 232,558 Shares in an underwritten offering (the “May 2016 Offering”) at a price of $21.50 per Share.

(d) The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Aisling in accordance with their ownership interests in Aisling.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Elms, a managing member of Aisling Partners GP, has been a member of the board of directors of the Issuer since July 2013.  In addition, Dr. Joshua Bilenker, the president, chief executive officer and director of the Company is an operating partner of Aisling GP.

Lock-up Agreement

In connection with the May 2016 Offering, Citigroup Global Markets Inc. (“Citigroup”) and Cowen and Company, LLC (“Cowen”, and together with Cowen, the “Representatives”) and each of Mr. Elms and Aisling entered into Lock-Up Agreements (the “Lock-Up Agreement”). Each of the Lock-Up Agreements provides that, subject to limited exceptions, without the prior written consent of the Representatives, neither Elms nor Aisling will, for a period of 90 days from the date of the Underwriting Agreement dated May 11, 2016 between the Issuer and the Representatives (the “Lock-Up Period”), (1) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Shares or securities convertible into or exercisable or exchangeable for Shares, (2) enter into any swap or other similar agreement or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or other securities of the Issuer described in clause (1) above, whether now owned or hereafter acquired by Mr. Elms or Aisling or with respect to which Mr. Elms or Aisling has or hereafter acquires the power of disposition.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Lock-Up Agreements, a copy of which is filed as Exhibits 1 and 2 and are incorporated herein by reference.

CUSIP No. 548862101	SCHEDULE 13D	Page 12 of 15

Amended and Restated Investor Rights Agreement

Aisling and certain other stockholders of the Issuer entered into an amended and restated investor rights agreement with the Issuer (“Investor Rights Agreement”), dated as of July 21, 2014. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After the expiration of the 180-day period following the registration statement effective date with respect to the IPO, the holders of a majority of the Shares covered by the Investor Rights Agreement, or their transferees, can, on not more than three occasions, request that the Issuer register all or a portion of their Shares. Such request for registration must cover a number of Shares with an anticipated aggregate offering price, net of selling expenses, of at least $10.0 million. The Issuer will not be required to effect a demand registration during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a company-initiated registration statement relating to an initial public offering of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Piggyback Registration Rights

The Investor Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Investor Rights Agreement, including Aisling, will be entitled to certain “piggyback” registration rights allowing the holders to include their Shares in such registration, subject to certain marketing and other limitations. These rights do not apply with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions.

 Form S-3 Registration Rights

The stockholders who are party to the Investor Rights Agreement, including Aisling, will be entitled to make a written request that the Issuer register their Shares on Form S-3 (an “S-3 Demand Request”) if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public, net of selling expenses, is at least $750,000. These stockholders may make an unlimited number of S-3 Demand Requests; provided however, the Issuer will not have to effect a registration pursuant to an S-3 Demand Request if the Issuer has effected two (2) registrations pursuant to S-3 Demand Requests within the twelve (12) month period immediately preceding the date of such S-3 Demand Request. The Issuer will also not be required to effect an S-3 Demand Request during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration statement relating to an initial public offering of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

CUSIP No. 548862101	SCHEDULE 13D	Page 13 of 15

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the Shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

Aisling’s demand, piggyback and Form S-3 registration rights described above generally will terminate upon the earlier of: (i) the date seven years following the Issuer’s initial public offering; (ii) a Deemed Liquidation Event (as defined in the Issuer’s Restated Certificate of Incorporation) or Stock Sale (as defined in the Investor Rights Agreement); or (iii) such time as all of the Registrable Securities (as defined in the Investor Rights Agreement) of the Issuer held by Aisling may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 548862101	SCHEDULE 13D	Page 14 of 15

On May 30, 2014, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Lock-Up Agreement dated May 11, 2016, by and among Citigroup Global Market Inc, Cowen and Company LLC and Ailsing Capital III, LP.

Exhibit 2:	Lock-Up Agreement dated May 11, 2016, by and among Citigroup Global Market Inc, Cowen and Company LLC and Mr, Steven Elms

Exhibit 3:
Amended and Restated Investors’ Rights Agreement, dated July 21, 2014, by and among the Registrant and certain of its stockholders, as amended (incorporated herein by reference to Exhibit 4.2 to the Form S-1/A filed by the Issuer on July 21, 2014 (File No. 333-197123)).

Exhibit 4:	Joint Filing Agreement dated as of May 27, 2016, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 548862101	SCHEDULE 13D	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steven Elms
Steven Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).